Alston &Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

February 20, 2019

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 410 to the Trust’s Registration Statement on Form N-1A – Hundredfold Select Alternative Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Hundredfold Select Alternative Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 410 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 410”). Post-Effective Amendment No. 410 is being filed for the purpose of reflecting that the Fund may now invest up to 25% of its assets in a wholly-owned and controlled in subsidiary for the purpose of gaining exposure to the commodities market through commodity-linked futures investments. The Registant notes to the staff that idenitical changes have been made to the each of the Fund’s Investor and Service Class prospectuses.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

Attachment